

February 14, 2014

Via E-mail
R. Michael Carruthers
Chief Financial Officer
Array BioPharma Inc.
3200 Walnut Street
Boulder, Colorado 80301

Re: **Array BioPharma Inc.**
        Form 10-K for the fiscal year ended June 30, 2013
        Filed August 12, 2013
        Form 10-Q for the quarterly period ended December 31, 2013
        Filed February 5, 2014
        File No. 001-16633

Dear Mr. Carruthers:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended June 30, 2013

Item 1. Business
Intellectual Property, page 31

1. Please revise your discussion of patents to include more detailed disclosure of your material patents and patent applications. Please provide information for each patent or patent application related to a product candidate that is in Phase 2 or Phase 3 clinical trials. In your disclosure, please identify the product(s) to which the patent or patent application relates, the applicable jurisdiction(s) and, for issued patents, the expiration date. While it is not necessary that you specifically identify any particular patent or patent application, given the materiality of your later stage product candidates, basic information summarizing the patent status of your material product candidates is meaningful to investors. Please submit a draft of such disclosure to us for our review.

Notes to the Financial Statements

Note 1 – Overview and Basis of Presentation
Revenue Recognition, page F-12

2. On page F-13 you disclose that you recognize revenue from non-refundable up-front payments and licenses fees on a straight line basis over the term of performance under the agreement. In the next paragraph you disclose that you defer up-front payments billed or received pending recognition over the applicable performance period. Tell us the distinction you are making between these two paragraphs regarding your revenue recognition policy. Also, reconcile for us this policy to disclosures elsewhere in your filings such as the Oncothyreon and Loxo Oncology agreements where you recognize revenue at the arrangement's inception.

3. Please explain to us how your accounting policy of recognizing all of a milestone payment, in certain cases, as revenue when the specific milestone is achieved differs from the milestone method under ASC 605-28-25 and why you believe your method is appropriate under GAAP.

Note 5 – Deferred Revenue

4. You disclose on page F-12 that you adopted and follow ASC 605-25, *Revenue Recognition – Multiple-Element Arrangements* to determine your accounting for recognition of revenue, under your partnership and collaboration agreements. Regarding the following agreements disclosed here and in your Form 10-Q for the quarterly period ended December 31, 2013, please explain to us how your accounting complies with ASC 605-25:

Genentech Chk-1 Agreement
- You allocated a portion of the up-front payment to the first milestone. Please tell us the total consideration under this arrangement, how the total consideration was determined, how you allocated the total consideration using the relative selling price under ASC 605-25-30-2 to each unit of accounting, and the amount allocated to each unit of accounting.
- Tell us the amount of revenue recognized during fiscal 2012 for the first two units of accounting.
- Explain to us the timing of the activities related to the achievement of the specific milestone and the revenue recognition of this milestone.

Oncothyreon Development and Commercialization Agreement
- It appears that you recognized the entire up-front payment when the license was delivered. Please tell us the total consideration under this arrangement, how the total consideration was determined, how you allocated the total consideration using the relative selling price under ASC 605-25-30-2 to each unit of accounting, and the amount allocated to each unit of accounting.

<u>Loxo Oncology Drug Discovery Collaboration Agreement</u>
- Explain to us why receipt of the preferred shares was in consideration for the license deliverable.
- Please tell us the total consideration under this arrangement, how the total consideration was determined, how you allocated the total consideration using the relative selling price under ASC 605-25-30-2 to each unit of accounting, and the amount allocated to each unit of accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Don Abbott, Senior Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Dan Greenspan, Legal Branch Chief, at (202) 551- 3675 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant